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                                  EXHIBIT 21.1

NUEP Holdings S.a.r.l. - Luxembourg
Net 1 Applied Technologies South Africa Limited - South Africa
Cash Paymaster Service (Pty) Limited - South Africa
Cash Paymaster Services (Eastern Cape) (Pty) Limited - South Africa Cash Paymaster Services (Northern) (Pty) Limited - South Africa
Cash Paymaster Services (KwaZulu Natal) (Pty) Limited - South Africa Cash Paymaster Services (Northern Cape) (Pty) Limited - South Africa Cash Paymaster Services (North West) (Pty) Limited - South Africa Net 1 Finance Holdings (Pty) Limited - South Africa
Net 1 Southern Africa (Pty) Limited - South Africa
Country-on-a-Card (Pty) Limited - South Africa
Net 1 Solutions (Pty) Limited - South Africa
Singobile Security Services Gauteng (Pty) Ltd - South Africa
Siyeza Security Services (Pty) Limited - South Africa
Moneyline Financial Services (Pty) Limited - South Africa
New World Finance (Pty) Limited - South Africa